Exhibit 21.0

Subsidiaries

Registrant                  Ocean Shore Holding Co.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

OCHB Preferred Corp.	100%	New Jersey

OCHB Investment Co.	100%	Delaware

Ocean City Home Bank	100%	United States

Seashore Financial Services, LLC (1)	100%	New Jersey

(1)	Wholly-owned subsidiary of Ocean City Home Bank.